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December 20, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Samantha A. Brutlag

Re: Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 335

Dear Ms. Brutlag:

This letter responds to your comments on Post-Effective Amendment No. 335 (“PEA No. 335”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on November 28, 2022. PEA No. 335 seeks to register shares of Hypatia Women CEO ETF, a new portfolio of the Registrant (the “Fund”).

1.	Comment: Please provide the final fee table and expense example for the Fund for review at least five business days before effectiveness of PEA No. 335.

Response: Below is the final fee table and completed expense example for the Fund:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors purchasing or selling shares of the Fund in the secondary market may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below. These costs are not included in the expense example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%

December 20, 2022

Total Annual Fund Operating Expenses	0.85%
(1)	The Fund’s adviser provides investment advisory service, and pays most of the Fund’s operating expenses (except all brokerage fees and commissions, taxes, borrowing costs (such as dividend expense on securities sold short and interest), fees and expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) in return for a “unitary fee.”
(2)	Estimated for the current year; amount rounds to less than 0.01%.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (except that the Example incorporates any applicable fee waiver and/or expense limitation agreements for only the first year). Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$87	$275

2.	Comment: Reference is made to the last sentence of the first paragraph of the Principal Investment Strategies section on page 1of the Prospectus (“In addition, the Fund may invest up to 20% of its total assets in exchange-traded equity securities of U.S. companies with an Executive Chairperson or a Chairperson who is female.”). Please confirm that the investments described in this sentence will not be included as part of the 80% test.

Response: The Registrant supplementally confirms that the investments described in the referenced sentence will not be included as part of the 80% test unless such investments otherwise satisfy the 80% test.

3.	Comment: Please bold the penultimate sentence of the second paragraph of the Principal Investment Strategies section on page 1of the Prospectus (“As a result, the Fund may not always hold the same securities in the same proportions or weightings as the Index.”).

Response: The referenced sentence has been bolded.

4.	Comment: Reference is made to the last sentence of the second paragraph of the Principal Investment Strategies section on page 2 of the Prospectus (“Although the Fund will seek to maintain risk characteristics that the Adviser believes are generally similar to those of the Index, it is possible that the performance may not correlate with the performance of the Index.”). Please remove “it is possible that” from this sentence.

Response: The requested deletion has been made.

December 20, 2022

5.	Comment: Reference is made to the Hypatia Women CEO Index (the “Index”) section on page 2 of the Prospectus. Please add disclosure to this section regarding the index weighting methodology, explaining how components of the Index are weighted (e.g., free float-adjusted capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, etc.).

Response: The following has been added to the referenced section:

The Index is industry weighted. Industry weights match the FT Wilshire Small Cap Index industry weights. The components of the Index are equally weighted within the industries. Industry rebalancing is performed monthly.

6.	Comment: Please confirm that the Fund will not concentrate in any one industry even if the Index is concentrated in such industry.

Response: The Registrant confirms that the Fund will not concentrate in any one industry even if the Index is concentrated in such industry.

7.	Comment: If the index provider is inexperienced, please include corresponding risk disclosure.

Response: The Registrant respectfully notes that, according to its website, Wilshire Advisors LLC, the index calculation agent, and/or its affiliates first introduced the Wilshire 5000 Index in 1974 - and further notes that it is the “oldest broad-based index covering the entire US investible market.” In addition, according to its website, Wilshire and/or its affiliates have developed a wide range of indexes across asset classes and strategy styles. As such, the Registrant does not believe a separate risk regarding the inexperience of Wilshire is necessary.

8.	Comment: In the first paragraph of the INVESTMENT RESTRICTIONS section beginning on page 17 of the Statement of Additional Information, please add the word “fundamental” before “investment restrictions.”

Response: The requested revision has been made.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos